Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

Proxy Form for Use by Shareholders at the 2016 Extraordinary General Meeting	Number of shares to which this proxy form relates (Note 1)

I/We (Note 2)                                                                                                                                                                                                      of                                                                                                                                                                                                                          being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE MEETING/                                                                                                                                                                                          (Note 3) of                                                                                                                                                                                                                         as my/our proxy to attend and vote on my/our behalf at the 2016 extraordinary general meeting of the Company (or any adjournment thereof) (the “EGM”) to be held at 9:30 a.m. on Friday, 30 December 2016, at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolution set out in the notice convening the EGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/ her own discretion.

	RESOLUTION	FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)
THAT the following ordinary resolution is reviewed and approved

1.

(a)    the Comprehensive Services Framework Agreement dated 1 November 2016 entered into between the Company and China Railway Corporation* (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2019, be and are hereby approved; and

(b)    any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Comprehensive Services Framework Agreement.

Date:	2016	Signature of the shareholder (Note 5):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM or any adjournment thereof (as the case may be). The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓” IN THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. The shares abstained will be counted in the calculation of the required majority. A person entitled to more than one vote shall not be required to use all his/her votes or cast all the votes he/she uses in the same way. In the event that all such votes are not cast in the same way, please state the relevant number of shares in the appropriate box(es).

5.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

6.	Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

*	The English name is for identification purposes only.